UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 11
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended September 30, 1997, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

               2. During the calendar quarter ended September 30, 1997, Resources made capital contributions to AEP Resources Delaware, Inc. as follows: (i) $1,290,500 on July 18, 1997; (ii) $6,000 on
          July  30,  1997; (iii)  $1,265,840 on  August  18, 1997  and (iv)
          $1,423,613 on September 16, 1997. Resources made capital contributions to AEP Resources International, Limited ("AEPRIL") as follows: (i) $26,353.80 on July 23, 1997 and (ii) $160,841.34
          on August 20, 1997. Resources also made capital contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows: (i) $266.20 on July 23, 1997 and (ii) $1,624.66 on
          August 20, 1997. Expenses of AEP Pushan Power, LDC, a subsidiary of AEPPMC and AEPRIL, in the amount of $310,609.43, were capitalized during the quarter ended September 30, 1997. The total amount capitalized in 1997 is $1,717,291.95. AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               3. During the calendar quarter ended September 30, 1997, AEP Resources, Inc. made a capital contribution of $4,529,798 to Yorkshire Power Group Limited on July 13. Yorkshire Power Group Limited is a Project Parent for Yorkshire Electricity Group plc, a foreign utility company.

               4. American's total investments for the year-to-date is $387,049,000.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:   /s/ G. P. Maloney
                                        Vice President

          November 21, 1997

                                                                     certnot.11



                                                                     Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES, INC.

   Issue      Maturity            Interest      Principal                      Maturity
   Date         Date      Days     Rate %        Borrowed       Interest         Value

 07/02/97     07/21/97     19      5.8400    $  1,000,000.00  $  3,082.22   $  1,003,082.22
 07/30/97     09/22/97     54      5.8300         500,000.00     4,372.50        504,372.50
 08/04/97     09/22/97     49      5.8500         200,000.00     1,592.50        201,592.50
 08/15/97     09/22/97     38      5.7800       1,400,000.00     8,541.56      1,408,541.56
 08/20/97     09/22/97     33      5.7800         600,000.00     3,179.00        603,179.00
 08/21/97     09/16/97     26      5.8100      15,300,000.00    64,200.50     15,364,200.50
 08/21/97     10/16/97     56      5.8880      20,000,000.00   183,182.22     20,183,182.22
 08/29/97     09/22/97     24      5.7800         700,000.00     2,697.33        702,697.33
 09/16/97     12/15/97     90      5.8900      10,750,000.00   158,293.75     10,908,293.75
 09/22/97     10/16/97     24      5.8300       3,400,000.00    13,214.67      3,413,214.67
 09/30/97     10/16/97     16      5.8300       1,100,000.00     2,850.22      1,102,850.22
                                      TOTAL    54,950,000.00   445,206.47     55,395,206.47

                  AEP RESOURCES, INC. TOTAL       $ 54,950.000.00  $445,206.47   $ 55,395,206.47


            Average Number of Days  39.00
            Weighted Average Rate    5.8551
                                                                     Exhibit B


                                QUARTERLY DEBT REPORT
                                 AEP RESOURCES, INC.

                     Issue    Maturity  Interest     Principal
                      Date      Date     Rate %       Borrowed

                    07/02/97  01/02/98   6.1175   $ 15,000,000.00
                    07/21/97  08/21/97   5.8675   $ 35,000,000.00
                    09/16/97  03/16/98   6.1175   $255,000,000.00